

January 12, 2022

Thomas Sammons
Chief Financial Officer
TECHPRECISION CORP
1 Bella Drive
Westminster, MA 01473

> **Re: TECHPRECISION CORP**
> **Registration Statement on Form S-1**
> **Filed on January 7, 2021**
> **File No. 333-262063**

Dear Mr. Sammons:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Bradley Ecker at (202)-551-4985 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing